
Cash
Other Assets
Short-Term Debt
Long-Term Debt
Equity
100k
50k
0
-50k
-100k
2019
2020

Net Margin: -96% **Gross Margin: 100%** **Return on Assets: -504%** **Earnings per Share: -$13.12** **Revenue per Employee: $998**

Cash to Assets: 60% **Revenue to Receivables: ~** **Debt Ratio: 3,704%**

Apotheka_Final_Audit.pdf